COLLECTORS UNIVERSE, INC.
1921 E. Alton Avenue
Santa Ana, California 92705
(949) 567-1234

August 18, 2009
VIA EDGAR

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	Collectors Universe, Inc. (File No. 1-34240):
Form 10-K for Fiscal Year Ended June 30, 2008 Filed September 30, 2008
Definitive Proxy Statement on Schedule 14A Filed October 27, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008 Filed February 9, 2009
Form 8-K Dated March 16, 2009 Filed March 20, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 11, 2009
File No. 000-27887

Set forth in the attachment to this letter are the detailed responses of Collectors Universe, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), set forth in its letter dated August 5,  2009 (the “Comment Letter”) relating to the above-referenced reports filed with the Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act Reports”).  For ease of review, we have set forth, in the attachment, each of the Staff’s comments contained in that Comment Letter and our responses thereto, in the same chronological order as the comments were set forth in that Comment Letter.

We believe, and after reviewing our responses we think that the Staff will concur, that no amendments to the to the above-referenced 1934 Act Reports are necessary in order to address the Staff’s comments and, to the extent necessary, can and will be addressed in future filings in the manner described in our responses.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 567-1245.

Sincerely,

/S/JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

cc:         Ta Tanisha Meadows
  Alexandra M. Ledbetter, Esq.

Form 10-K for Fiscal Year Ended June 30. 2008

Item 8.  Financial Statements and Supplementary Data, page 64

Note 2 – Summary of Significant Accounting Policies, page 72

Shipping and Handling Costs, page 75

1.
Staff Comment.  We considered your response to comment five of our letter dated June 3, 2009 in light of the information provided in your response to comment eight in our letter dated April 10, 2009.  It is still unclear to us why your facts and circumstances support a conclusion that shipping fees paid to you should be classified as a reduction of cost of revenues in light of the concepts discussed in EITF 01-14.  Specifically, reimbursements of shipping costs appear to fall within the scope of the consensus reached in EITF 01-14 since the costs are incurred as part of your central operations.  Please tell us why you do not consider shipping costs as out-of-pocket expenses and the facts and circumstances that support your position that reimbursements should be characterized as a reduction of cost of revenues as opposed to revenues.  In particular, address in detail the indicators in paragraphs 5 and 6 of EITF 01-14.

Response:

EITF Issue 01-14 Income Statement Characterization of Reimbursements Received for “Out of Pocket expenses” addresses the accounting for incidental expenses or “out of pocket expenses (“01-14”).

Paragraph 1 of 01-14 uses the terms incidental and “out of pocket” expenses as interchangeable and states that those expenses often include, but are not limited to, expenses related to airfare, mileage, hotel stays, out-of-town meals, photocopies and telecommunications and facsimile charges.  Out-of-pocket and incidental expenses are considered directs outlays of cash that usually occur in an unplanned/casual way but are too small to be specified individually.  In our situation, the return of the customer’s collectible is not something that can be addressed in a casual manner.

Paragraph 1 goes on to say that customer arrangements with respect to getting reimbursed for such expenses incurred, include getting reimbursed for actual expenses incurred or negotiating a single flat fee that is intended to compensate the service provider for both professional services rendered and out of pockets costs incurred.

It is reasonable to interpret this to mean that either the service provider would document details of actual costs incurred in an invoice to the customer, so that the customer could make a payment to reimburse such expenses or that such expenses incurred would be invisible to the customer as they are already included in an agreed fee.

Neither of these situations applies to us. We do not document for the customer the actual costs incurred for reimbursement and we do not have an all inclusive fee for grading and authentication that includes shipping the collectible back to the customer.  We do not estimate the cost of shipping on a customer by customer basis but set out on our submission forms a cost that the customer is required to pay us in advance should the customer choose to avail themselves of the convenience of us shipping their collectible back to them.  As indicated in our earlier responses, the customer can independently choose to pick up or charge the shipping cost to their own account.

Paragraph 3 of 01-14 states that “the issue is whether reimbursements received for out-of pocket expenses incurred……”  As discussed above, we do not receive reimbursements as the customer pays us in advance for shipping at the time of submission for grading and authentication, should he choose to have us ship his/her collectible back to him.

Paragraph 4 states that EITF issue 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent (“99-19”)  and EITF Issue 00-10 Accounting for Shipping and Handling Fees and Costs (“01-10”) provide the principal support for the Task Force concluding that reimbursements received should be characterized as revenue.  We have addressed in earlier responses why we believe that 99-19 and 00-10 do not require us to classify shipping costs as revenues; i.e., 00-10 applies to sales transactions and in 99-19 the primary consideration is whether the company bears the risks and recognizes the rewards of ownership, neither of which apply to us.

Paragraph 5 of 01-14 states that “the following EITF 99-19 indicators support characterization of reimbursements received for out-of-pocket expenses incurred as revenue” and makes reference to Primary Obligor, Supplier Discretion and Credit Risk.

In terms of fully understanding the indicators it is, therefore, important to consider the indicators as discussed in 99-19 as there is very little guidance given in 01-14.

Primary Obligor:  Paragraph 7 of 99-19 discusses primary obligor and revenue treatment in terms of a party that has the risks and rewards of a principal or has fulfillment responsibilities.  Paragraph 7 also states that arranging transportation for a product ordered by a customer is not fulfillment.  As we have indicted in earlier responses we do not take title to the collectible and it remains the customer’s property at all times.

Supplier Discretion:  Paragraph 11 of 99-19 states that choosing the supplier when there are multiple suppliers available to meet the product or service ordered by the customer would be at the Company’s discretion. Our customer can choose to pick up the collectible, they can choose to use their own shipping company or they can use what we offer.  So the customer, not us, has supplier discretion.

Credit Risk: As discussed earlier we do not have credit risk as we get paid in advance should the customer choose for us to arrange shipping.

Paragraph 6 of 01-14 states that “the following EITF 99-19 indicators support characterization of reimbursements received for out of pocket expenses incurred as a reduction of expenses incurred” and makes reference to Pricing and Zero Margin.

Pricing:  Paragraph 9 of 99-19 discusses latitude to set pricing as an indicator of accepting the risk and rewards of a principal and paragraph 6 of 01-14 discusses invoicing the customer in an amount of the cost incurred.  While in theory we have discretion to set the price at whatever we choose, we give the customer the choice at all times to make their own shipment arrangements, and, in fact, many of our customer choose to pick up or use their own shipping company.

Zero Margin:  As indicated in our earlier responses, we earned no margin, and, in fact, we incurred a small net cost on shipping activities.  The fact that customers are free to make their own arrangements for shipping, or, in their discretion, to choose to use us to arrange for shipping, independent of our providing grading and authentication services, clearly demonstrates that that we are providing shipping as a convenience and a courtesy to the customer.  The business reason for doing this is that we grade and authenticate up to 3 million collectibles on an annual basis, and logistically it would not make commercial or economic sense for us to have to make contact with each customer to arrange shipment back to them once our grading and authentication services has been completed.  As a result, we require the customer to choose a return method in advance.

  In summary, we have considered the following when addressing this issue:

  We do not take legal title to the collectible and therefore do not have the risk and rewards of ownership.
  We are not involved in product sales transaction for the collectible we grade and authenticate.
  We provide shipping services back to our customers as a courtesy and convenience to them and it is in the customer’s sole discretion which shipper to use, and we are just one alternative from among many choices the customer has.
  Typically larger customers choose to make their own shipping arrangements, whereas smaller customers typically choose to have us arrange the shipping.
  Our grading and authentication fees are based on turnaround time within which we are requested by the customer to complete the authentication and grading of the collectible, rather than the value or weight of the collectible or the shipping distance back to the customer, which are the factors that determine the shipping and handling costs.
  We do not provide grading and authentication services that are dependent on us shipping the collectibles back to the customer.
  We do not make any changes to the collectible, other than to place it in a tamper evident holder, which the customer is free to remove without thereby damaging the collectible.
  Customers can choose to personally pick up their collectibles themselves at our offices, have them returned by a shipper of their own choosing and for their own account or have us arrange to have their collectibles shipped back to them.
  If the customer chooses us to arrange for return shipping, the customer prepays us for the costs thereof and, therefore, we do not bear any credit risk or reimbursement risk.
  Our net shipping costs were less than 1% of revenues in each of fiscal 2008, 2007 and 2006.
  Our decision to permit customers to choose to have us arrange for return shipping from among their shipping choices, was not motivated by a desire or intent to increase revenues.  Quite to the contrary, if that was our motive, we would not have permitted customers to choose their method of shipping, but would have required, instead, that we ship the collectibles back to them.
  Inclusion of shipping and handling costs as part of revenues could distort quarter-over-quarter comparisons of our revenues, because the amount of those costs will vary depending, not on our actions or decisions and not on the number or nature of the collectibles that we authenticate and grade in a particular quarter, but rather on the shipping decisions that our customers make, over which we have no control or influence.  Our core expertise is the authentication and grading of collectibles, and it is our top-line performance with respect to our authentication and grading services that should be the measure of that performance, not the shipping choices our customers make.

     We believe that our treatment of shipping costs as a reduction in costs of sales, rather than as part of revenues, is supported by the collective weight of the various indicators in 01-14, the fact that the principal support for these indicators is from 99-19 and 00-10, which do not apply to us, and the various other matters discussed above, all of which differentiates our situation from 01-14.

Note 16.  Business Segments, page 97

2.
Staff Comment. We reviewed your response to comment seven of our letter dated June 3, 2009.  You indicate that the autographs, stamps and currency grading and authentication businesses qualify for aggregation and that the CCE and Expos business are similar in that they foster and support collectibles commerce.  You also indicate that you (i) disposed of your currency grading and authentication business, (ii) are in the process of winding down the activities of your CFC dealer financing business, (iii) intend to combine your autograph grading and authentication business with your sportscard grading business in the future; and (iv) will report your stamp grading and authentication business and CCE and Expos businesses in the “all other” category in the future.  Yet, your response does not include a discussion of why you believe the operating segments you intend to aggregate into reportable segments exhibit similar long-term economic characteristics.  In that regard, the gross profit information provided in your response appears to demonstrate that the operating segments previously included in the “all other” category did not exhibit similar economic characteristics.  Please tell us the measure or group of measures of economic performance you use to evaluate the similarity of economic characteristics for operating segments and specifically address the consensus reached in EITF 04-10.

Response:

The Company applies the quantitative thresholds set out in paragraph 18-24 of SFAS 131 in determining which segments need to be separately disclosed as operating segments.

Due to changes in the business in FY 2009, the FY 2008 continuing operations can be summarized as follows:

Grading and Authentication Businesses:

°	Coins: 58% of revenues and 68% of operating income before unallocated corporate costs.

°	Cards and autographs: 29% of revenues and 23% of operating income before unallocated corporate costs.

°	Stamps: 4% of revenues and negative 3% of operating income before unallocated corporate costs.

Non-Grading Businesses:

°	CFC (dealer financing business and being wound down): 1% of revenue and 2% of operating income before unallocated corporate costs.

°	CAE (subscription business) 3% of revenues and 5% of operating income before unallocated corporate costs.

°	Expos (Shows): 5% of revenues and 2% of operating income before unallocated corporate costs.

By disclosing coins, on the one hand, and cards and autographs, on the other hand, as separate segments we will have disclosed 87% of revenues and 91% of operating income before unallocated corporate costs.

With the exception of stamp grading, the economic characteristics of the remaining three businesses (dealer financing, subscriptions and shows) are different than those of our core grading and authentication businesses.

Moreover, management has concluded that classifying those four businesses as “Other” is reasonable based on the relative immateriality of those individual businesses to the overall financial results.

Exhibits 10.8, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.25 and 10.34

3.
Staff Comment.  We note your response to comment nine of our letter dated June 3, 2009.  Although we disagree with your analysis and conclusion, we will not pursue this matter further based on your representation that “…all of the material contracts identified in the Staff’s comment were fully performed and ceased to be material to the Company and to investors several years ago…”  However, it is our view that appendices, attachments and schedules to a material contract are considered to be part of the material contract.  In future filings, if you are required to file a material contract pursuant to Item 601(b)(10) of Regulation S-K, we expect that you will file a complete exhibit, including all appendices, attachments and schedules. Please confirm your understanding in this regard.

Response:

We confirm our understanding with respect to the above.

However, this confirmation should not be interpreted to mean that the we no longer believe that the issues and concerns we raised in our prior letter with respect to this requirement are not valid or compelling.  Moreover, we have been informed that other members of the SEC Staff are taking the position that immaterial appendices, attachments and schedules need not be included as part of any material contract filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K (which is the principle we have followed in the past in deciding which appendices, attachments and schedules should be filed as part of material contracts or even as separate material contracts in and of themselves).

        Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 3. Controls and Procedures, page 36

4.
Staff Comment.  We note your response to comment 12 of our letter dated June 3, 2009.  We assume that you intended your sample disclosure to be your entire disclosure concerning your disclosure controls and procedures, as apposed to a portion of it.  If so, please be consistent in using the “reasonable assurance” qualification.  If you include the qualification in the beginning of your disclosure (i.e., “…disclosure controls and procedures are designed to provide reasonable assurance…”), then you must include the qualification with your conclusion (i.e., “…disclosure controls and procedures were effective to provide reasonable assurance…”), and vice-versa.  Alternatively, you may remove the qualification entirely.

In addition the definition of “disclosure controls and procedures” includes both sentences in Exchange Act Rule 13a-15(e).  If you reiterate the definition in your disclosure, please also include the second sentence in subsection (e).  Alternatively you may apt not to reiterate the definition; in the draft disclosure that you provided to us, you would end the sentence after the word “effective.”

Please confirm your understanding.  Refer to SEC Release No. 33-8238, Part II.F.4, available on our website at http://www.sec.gov/rules/final/33-8238.htm#iif4.

Response:

We confirm our understanding of and will prepare our disclosure relating to our disclosure controls and procedures in conformity the above comment.